SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On June 28, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

Elbit Vision Systems Ltd. Introduces Composite Material Inspection System for the Aircraft Industry

Company Receives Initial Order from Leading European Manufacturer

Yoqneam, Israel, June 28, 2004 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced that it has received an initial order from a major European manufacturer of carbon fiber webs that are used in aircraft production, for its newly developed composite material inspection system. The Company believes that there is significant opportunity for follow-on business from this customer, with potential future sales of as much as $3 million.

This system, designed to increase the reliability of composite materials used in the manufacture of aircrafts, is the latest addition to EVS’ I-TEX Lite product family. The system inspects composite webs at critical stages of the production process, displaying the inspection results from each stage on a single monitor. EVS’ new system is developed especially for composite, unidirectional, multiaxial and woven webs, providing a feature-rich, cost effective off-the-shelf solution for the aircraft industry.

Mr. Zami Aberman, Chief Executive Officer of EVS said, “While this is an initial order, we believe that a great deal of potential for further growth exists within the aircraft industry, both through this system and future products that we will bring to market. There is a significant need within the aircraft industry for reliable, advanced inspection tools to ensure both product quality and safety, and we are extremely pleased to enter this segment of the market.”

About the Company:
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements ,including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: June 28, 2004